Exhibit 99.1

Claude Resources Inc. Completes $57.5 Million Bought Deal Equity Financing

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, May 4 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) - Claude Resources Inc. ("Claude" or the "Company") is pleased to announce that it has completed the short form prospectus offering (the "Offering") previously announced on April 6, 2011.

An underwriting syndicate was led by Wellington West Capital Markets Inc., as co-lead underwriter and sole bookrunner, and NCP Northland Capital Partners Inc., as co-lead underwriter, and also included Canaccord Genuity Corp., Desjardins Securities Inc., Dundee Securities Inc., National bank Financial Inc., Scotia Capital Inc. and Toll Cross Securities Inc. (collectively, the "Underwriters").

The Offering consisted of the issuance of 20,000,000 common shares (the "Shares") of the Company, on a bought deal basis, at a price of $2.50 per Share, as well as the issuance of 3,000,000 Shares of the Company, at a price of $2.50 per Share, to the Underwriters pursuant to the over-allotment option, for aggregate gross proceeds of $57,500,000.

Claude plans to use the net proceeds of the Offering for the exploration and development of the Company's projects and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Specific forward-looking statements in this press release include statements regarding the anticipated use of proceeds. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The closing of the Offering could be delayed if the Company is not able to obtain the necessary regulatory approvals on the timelines planned. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly there is a risk that the Offering will not be completed within the anticipated time, or at all. Further, the intended use of the net proceeds of the Offering might change if the board of directors determines that it would be in the best interests of the Company to deploy the proceeds for some other purpose. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:29e 04-MAY-11